UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

	By:	/s/ Victor Zhikai Gao

	Name:	Victor Zhikai Gao
	Title:	Company Secretary

Dated: March 1, 2007

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement dated February 28, 2007, entitled “Renewal of Continuing Connected Transactions with CNOOC Finance.”

Exhibit 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS
WITH CNOOC FINANCE

The Independent Shareholders approved a number of continuing connected transactions between the Group and CNOOC Finance at an extraordinary general meeting of the Company held on 28 April 2004, and the Waiver was granted to the Company in relation to these continuing connected transactions. The Waiver will expire on 7 April 2007 and the Company will, in accordance with the requirements of the Listing Rules, seek Independent Shareholders’ approval for the Deposit Services and the Proposed Cap, as described below.

An Independent Board Committee has been formed to advise the Independent Shareholders in relation to the Deposit Services (including the Proposed Cap). ICEA has been appointed as the independent financial adviser by the Independent Board Committee to advise the Independent Board Committee and the Independent Shareholders in relation to the Deposit Services (including the Proposed Cap).

A circular containing further information relating to the Continuing Connected Transactions, a letter from the Independent Board Committee, a letter of advice from ICEA, the Independent Financial Adviser, together with a notice to convene the EGM to approve the Deposit Services (including the Proposed Cap) will be despatched to the Shareholders as soon as practicable.

A. RENEWAL OF THE CONTINUING CONNECTED TRANSACTIONS WITH CNOOC FINANCE

Background

The Independent Shareholders approved a number of continuing connected transactions between the Group and CNOOC Finance at an extraordinary general meeting of the Company held on 28 April 2004, and the Waiver was granted to the Company in relation to these continuing connected transactions. The Waiver will expire on 7 April 2007 and the Company will, in accordance with the requirements of the Listing Rules, seek Independent Shareholders’ approval for the Deposit Services and the Proposed Cap, as described below.

Provision of financial services by CNOOC Finance to the Group

The Company entered into the Framework Agreement with CNOOC Finance on 28 February 2007. Pursuant to the Framework Agreement, the Group will, from time to time, utilize the financial services available from CNOOC Finance. Such services include the following:

(a)	deposit services;

(b)	settlement services which include settlement of transactions between members of the Group, and for transactions between members of the Group and members of the CNOOC Group or other third parties;

(c)	commercial notes discounting services;

(d)	provision of loans to the Group (excluding entrustment loans referred to in Category (e) below); and

(e)	arrangement of entrustment loans between the Company and its subsidiaries whereby CNOOC Finance serves as a financial agency through which funds of the Company and its subsidiaries may be channelled for use by other members of the Group. It is relevant to note that PRC laws do not permit companies, including affiliates, to extend intra-group loans directly without going through a financial agency. CNOOC Finance may not make investments with the deposits placed by the Group for the purposes of entrustment loans. Funds deposited by the Group for the purposes of entrustment loans will be applied for the purposes of entrustment loans to the relevant member of the Group only.

Fees and charges payable by the Group to CNOOC Finance under the Framework Agreement are determined on the following basis:

(a)	deposit services: interest rates are determined in accordance with the standard rates promulgated by the PBOC from time to time;

(b)	settlement services: no service fee is charged;

(c)	commercial notes discounting services: interest rates are determined in accordance with the standard rates promulgated by the PBOC from time to time, and may be reduced where the relevant laws and regulations allow; the interest for commercial notes discounting is borne by the relevant party issuing the commercial notes;

(d)	provision of loans to the Group: interest rates are determined in accordance with the standard rates promulgated by the PBOC from time to time, and may be reduced where the relevant laws and regulations allow; and

(e)	arrangement of entrustment loans between the Company and its subsidiaries: the annual service fee payable by the Group is set at such rate that the aggregate amount of service fee and loan interest together will not exceed the interest payable on a loan of the same term directly from independent commercial banks.

Under the Framework Agreement, the Group will have a right of set off such that, in the event of any misuse or default by CNOOC Finance in respect of amounts deposited with it by the Group which results in the inability of the Group to recover such deposits, the Group will be able to offset amounts due to the Group from CNOOC Finance against amounts outstanding from the Group to CNOOC Finance. CNOOC Finance does not have such right of set off under the Framework Agreement.

The Framework Agreement has a term of three years effective from 8 April 2007, subject to the approval of the Deposit Services (including the Proposed Cap) by the Independent Shareholders, and is renewable for a further term of three years if the parties so agree and subject to the relevant requirements of the Listing Rules. Upon renewal of the Framework Agreement, the Company must comply with all applicable connected transaction requirements under the Listing Rules, including the approval of Independent Shareholders if applicable. CNOOC Finance and the Group may, from time to time, enter into separate agreements which set out the specific scope of services and the terms and conditions of providing such services, according to the principles laid down by the Framework Agreement.

The Group utilises the services of CNOOC Finance on a voluntary, non-exclusive basis and is not obliged to engage CNOOC Finance for any particular service, or at all. CNOOC Finance is merely one of a number of financial institutions which provide financial services to the Group.

Information relating to CNOOC Finance

CNOOC Finance is a non-bank financial institution established in June 2002 with the approval of the PBOC. It is subject to the supervision of the CBRC. According to its business licence, it is authorized to provide to the Group all services set out in the Framework Agreement and provide similar services to other members of the CNOOC Group (but not other parties).

The registered capital of CNOOC Finance is RMB1,415,000,000. CNOOC, CNOOC China, CNOOC Oil & Gas Utilization and CNOOC Engineering respectively hold a 62.90%, 31.80%, 3.53% and 1.77% interest in CNOOC Finance. As CNOOC Finance is a subsidiary of CNOOC, it is an Associate of CNOOC and therefore a connected person of the Company pursuant to Rule 14A.11 of the Listing Rules. CNOOC Finance is managed by its board of directors, and Mr. Fu Chengyu, as the president of CNOOC, is the chairman of CNOOC Finance. Mr. Fu is also the chairman of the Board and the chief executive officer of the Company. CNOOC China, a wholly-owned subsidiary of the Company, has the right to nominate directors to the board of directors of CNOOC Finance, subject to approval by the shareholders of CNOOC Finance at its shareholders' meeting. Currently, two of the eight directors of CNOOC Finance were nominated by CNOOC China.

CNOOC Finance was rated BBB+ (outlook positive) by The Standard & Poor’s and A2 (outlook stable) by Moody’s in March 2005. The Standard & Poor’s rating was raised from BBB+ to A- (outlook stable) in November 2005. The Moody’s rating outlook was raised from stable to positive in July 2006. To the best knowledge of the Directors, such credit ratings are currently among the highest ratings assigned by these rating agencies to PRC commercial financial institutions, including commercial banks.

As of 31 December 2006, CNOOC Finance had a total asset value of approximately RMB32.4 billion which included liquid assets (such as bank deposits, central bank reserves, short-term loans, central bank notes and treasury bonds) of approximately RMB29.0 billion. It has secured lines of credit of an amount exceeding RMB10.0 billion from several major PRC commercial banks. CNOOC Finance’s before-tax profits were approximately RMB207.0 million, RMB200.7 million and RMB312.7 million for the years ended 31 December 2004, 2005 and 2006 respectively, and its after-tax profits were approximately RMB146.8 million, RMB142.3 million and RMB236.0 million respectively, representing an annual return on equity of about 9.9%, 9.4% and 14.7% for the same periods. As of 31 December 2004, 2005 and 2006, the current ratios of CNOOC Finance were approximately 91.8%, 89.6% and 94.4% respectively and its capital adequacy ratios were 44.5%, 22.7% and 15.8%, respectively, which is in compliance with the requirement of CBRC with regard to the capital adequacy ratio applicable to the finance companies of enterprise groups that should not be less than 10%.

Based on the Company's understanding, the regulation by the CBRC of CNOOC Finance is more stringent than the regulation of commercial banks in certain respects. In accordance with the relevant requirements under the Measures for the Administration of Finance Companies of Enterprise Groups promulgated by CBRC on 27 July 2004, finance companies of enterprise groups (including CNOOC Finance):

•	are not allowed to engage in non-financial services business, including property investment or trading;

•	must comply with the following ratio requirements: (a) the capital adequacy ratio shall not be lower than 10% (while the capital adequacy ratio applicable to PRC commercial banks is not less than 8%), (b) the inter-bank borrowing balances shall not exceed the total registered capital of the relevant finance company (while PRC commercial banks are not subject to such requirement), (c) the total amount of outstanding guarantees shall not be more than the total registered capital of the relevant finance company (while PRC commercial banks are not subject to such requirement), (d) the ratio of self-owned fixed assets to total equity shall not exceed 20% (while PRC commercial banks are not subject to such requirement); and

•	are required to deposit a mandatory proportion of the deposits they receive with the PBOC.

As far as the Company is aware, CNOOC Finance established four committees (namely, the assets and liabilities management committee, credit assessment committee, investment decisions committee and internal audit committee) to safeguard CNOOC Finance’s assets and strengthen its corporate governance practices. The day-to-day management of CNOOC Finance is operated by a number of departments including the settlement department, credit department, investment department, treasury department, finance department, general management department and internal audit department. In particular, the internal audit department assumes an internal independent supervisory role and is responsible for examining and auditing the business operation of other departments with a mandate to identify operational risks from the perspective of organizational structure and inter-departmental coordination. CNOOC Finance has in place intra-group check-and-balance mechanisms (such as division of duties, regular and random internal examination, re-assessment and upper level supervision) to identify operational bottlenecks and irregularities and to deal with problems (if any) in a timely and effective manner. It maintains a management system that delegates decision-making authority to its board, the chairman, board committees and the general manager respectively in accordance with the importance and risk level of the subject matter, with the aim of achieving effective identification and management of risks.

The Group will have limited control over the use by CNOOC Finance of its deposits and the terms on which CNOOC Finance's funds may be lent or otherwise made available to CNOOC and its subsidiaries other than the Group. In these circumstances, in assessing the financial risks involved in placing deposits with CNOOC Finance, the Directors have taken into account the following factors:

•	The operations of CNOOC Finance are subject to the supervision of the CBRC and the relevant financial services rules and regulations.

•	The Company, through CNOOC China, has two board representatives at CNOOC Finance and will therefore have knowledge of developments within CNOOC Finance.

•	The Directors believe that CNOOC Finance has been in compliance with all the major financial services rules and regulations and maintained a sound internal control system.

According to CNOOC Finance, it is required to deposit a mandatory proportion of the deposits it receives with the PBOC (which is currently 10%). In addition, it places a portion of the deposits received with commercial banks in the PRC to ensure that sufficient liquid funds will be available to satisfy the needs of its customers. It then utilizes the remaining funds for other uses permitted by CBRC rules and regulations, such as providing discounting services, making loans to customers, purchasing government bonds or other notes issued by the PRC government to earn interests.

Internal control procedures and corporate governance measures

In order to protect the interests of the Shareholders, the Group will adopt the following internal control procedures and corporate governance measures in relation to its utilization of CNOOC Finance’s services:

•

When the Group needs to enter into any loan or credit facilities agreements with CNOOC Finance in relation to its borrowings from CNOOC Finance, it will obtain at least two comparable offers from independent commercial banks or financial institutions for a loan of the same term or a credit facility of the same nature (as the case may be). The terms of all such offers, together with the offer from CNOOC Finance, will be forthwith disclosed to the chief financial officer of the Company for review. The chief financial officer of the Company will seek approval from the chief executive officer of the Company or the Board as appropriate on whether to accept CNOOC Finance’s offer.

•

All borrowings of the Group from CNOOC Finance (including drawdowns from credit facilities) will be conducted by the Group in accordance with the terms approved by the chief executive officer of the Company or the Board, as appropriate.

•	The Company will report to the independent non-executive Directors every six months on:

(i)	the loan or credit facilities agreements entered into with CNOOC Finance together with information on the comparable offers obtained from independent commercial banks or financial institutions; and

(ii)	any changes in the credit ratings of CNOOC Finance during the preceding six-month period.

•

A monthly report on the status of the Group’s deposits with CNOOC Finance will be delivered by CNOOC Finance to the Company before noon on the third day of the following month (or the following business day if banks are not generally open in the PRC on such day).

•	A copy of every regulatory report submitted by CNOOC Finance to the CBRC will be provided to the Company.

•

The financial statements of CNOOC Finance for each month will be provided to the Company on the fifth day of the following month (or the following business day if banks are not generally open in the PRC on such day).

The Board considers that the above internal control procedures and corporate governance measures proposed to be adopted by the Company concerning the Continuing Connected Transactions with CNOOC Finance are appropriate and sufficient having regard to the manner in which such continuing connected transactions have been conducted in the past, and that the procedures and measures give sufficient assurance to Independent Shareholders that the Continuing Connected Transactions will be appropriately monitored by the Company. It is relevant to note that when the Waiver was granted in April 2004, such internal control procedures and corporate governance measures, whilst in material respects were adhered to in practice, had not been formalised.

Reasons for and benefits of the continuing connected transactions

The Company believes that CNOOC Finance, with its credit ratings, asset size and corporate governance practices, will be able to fulfill its obligations under the Framework Agreement. The Company also believes that the risk profile of CNOOC Finance, as a provider of financial services to the Group, is not greater than those of independent commercial banks in the PRC because:

(i)	CNOOC Finance is regulated by the PBOC and the CBRC and it provides its services pursuant to the relevant rules and operational requirements including capital risks guidelines and requisite capital adequacy ratios of such regulatory authorities.

(ii)	CNOOC Finance has not defaulted on any of its credit obligations or to the knowledge of the Directors breached any rules or operations requirements of such regulatory authorities.

(iii)	CNOOC Finance has implemented capital risk control measures that the Company believes are at least as stringent as those of the major commercial banks in China. It will provide the Group access to its books and accounts for inspection upon the Group’s request to enable the Group to monitor its risk control measures.

The advantages of utilizing financial services provided by CNOOC Finance over utilizing similar services provided by independent commercial banks are as follows:

(i)	In respect of deposit services, although CNOOC Finance offers interest rates that are the same as those offered by independent commercial banks (because such rates are regulated by the PBOC), CNOOC Finance can assist the Group to formulate a beneficial deposit mix comprising different types of deposits such as current deposits, call deposits and fixed deposits, which allows the Group to increase its return on funds and retain sufficient working capital flexibility.

(ii)	Through CNOOC Finance’s settlement services, the Group is able to achieve same-day zero-rate settlement at no cost. As CNOOC Finance is familiar with the business and transaction pattern of the Group, the settlement services provided by CNOOC Finance tend to provide a more efficient and orderly platform than those that could be provided by independent commercial banks. This also helps to reduce the transaction costs of the Company such as handling fees for transfer of funds and other administrative expenses.

(iii)	Discounting of commercial notes by CNOOC Finance provides the Group's customers with flexibility in payment terms and accelerates the Group's collection of sale proceeds. Upon discounting of the commercial notes, the Company may receive the sale proceeds as if the sale was effected as a cash sale while the interest payable for the discounting service is borne by customers who issue the commercial notes as payment for purchasing products of the Group. This arrangement helps to efficiently reduce the receivables balance of the Company and accelerate its fund flows.

(iv)	PRC laws do not permit companies, including affiliates, to extend intra-group loans directly without going through a financial agency. CNOOC Finance serves as the financial agency through which the funds of the Company and its subsidiaries may be channelled efficiently to be used by each other by way of entrustment loans.

(v)	Through the information system operated by CNOOC Finance, the Group can access the status of receipts and payments of funds made through CNOOC Finance, as well as the status of funds, at no cost and at any time.

(vi)	As an intra-group service provider, CNOOC Finance generally has better and more efficient communication with the Group compared with independent commercial banks.

However, if independent commercial banks or other financial institutions offer specific advantages which are more favorable to the Group in respect of any of the financial services set out in the Framework Agreement, the Group may discontinue its use of such services provided by CNOOC Finance without having to incur unreasonable extra costs.

The Board considers that the Continuing Connected Transactions under the Framework Agreement will be conducted on normal commercial terms or on terms no less favourable than those available to independent third parties under prevailing local market conditions, and are entered into in the ordinary and usual course of business of the Group, are fair and reasonable and in the interests of the Company and the Shareholders as a whole and the terms of the Framework Agreement and the Proposed Cap in respect of the maximum daily balance of deposits (including the accrued interests) placed by the Group with CNOOC Finance (excluding the deposits for the purpose of extending entrustment loans referred to in Category (e) above) are fair and reasonable.

Historical transaction figures

A breakdown of the approximate historical transaction figures is as follows:

For the year	For the year	For the year
ended 31	ended 31	ended 31
December	December	December
2004	2005	2006
(in RMB)	(in RMB)	(in RMB)

Maximum daily outstanding balance of deposits (including accrued interest) placed by the Group with CNOOC Finance (excluding the deposits for the purpose of extending entrustment loans referred to in Category (e) above)

3.6 billion	3.9 billion	6.4 billion
(note)

Note:

the maximum daily outstanding balance of deposits (including accrued interest) placed by the Group with CNOOC Finance (excluding the deposits for the purpose of extending entrustment loans referred to in Category (e) above) increased substantially for the year ended 31 December 2006. This was due to the increase of international oil and gas prices as well as the increase of trading volume between the Group and the CNOOC Group in 2006 which resulted in a need for the Group to maintain a higher deposit balance at CNOOC Finance for settlement purposes.

Amounts of deposits between the Group and CNOOC Finance and those of CNOOC Finance as a whole for 2004, 2005 and 2006

	As at 31	As at 31	As at 30
	December	December	November
	2004	2005	2006*

Total amount of deposits placed by the Group (RMB million)	28,139	35,039	35,268
Amount deposited by the Group in CNOOC Finance (RMB million)	3,298	3,173	3,703
Percentage of total deposits of the Group which was placed with	11.72%	9.05%	10.50%
CNOOC Finance
Total amount of deposits placed in CNOOC Finance (RMB million)	22,399	28,044	27,403
Amount of deposit placed by the Group (RMB million)	3,298	3,173	3,703
Percentage of deposits in CNOOC Finance placed by the Group	14.72%	11.31%	13.51%

* Being the latest practicable date for ascertaining such information for the purposes of this announcement

The Group has not made any borrowings from CNOOC Finance for the three years ended 31 December 2006. The Group has been able to satisfy its working capital needs without recourse to borrowings from CNOOC Finance. Borrowing from CNOOC Finance is merely a type of financial services that may be provided by CNOOC Finance. However, as the Group continues to develop and expand, the Company believes that there could be circumstances whereby the Group may need additional financing from external sources, in which case borrowings from financial institutions (including CNOOC Finance) may be considered as one of the options.

Future annual cap

For Category (a), the Company expects that the cap on the maximum daily outstanding balance of deposits (including accrued interest) placed by the Group with CNOOC Finance (excluding the deposits for the purpose of extending entrustment loans referred to in Category (e) above) will be RMB6.8 billion during the term of the Framework Agreement. This cap amount was calculated on the basis of several factors including (i) the requirement to settle accounts receivable from the CNOOC Group or any third party (including those arising from the sales of petroleum and natural gas of the Company to the CNOOC Group and any third party) through the deposit accounts of the Company maintained with CNOOC Finance, (ii) the expected amount of interest income compared with interest income that could otherwise be realized by placing deposits with independent commercial banks; and (iii) the strategies of the treasury management of the Company. The Proposed Cap is as same as the cap approved by the Independent Shareholders at the extraordinary general meeting of the Company held on 28 April 2004, and the Proposed Cap represents approximately 24.17%, 19.41% and 19.28% of the Group's aggregate deposits placed with all financial institutions (including CNOOC Finance) as of 31 December 2004, 31 December 2005 and 30 November 2006 (being the latest practicable date for ascertaining such information for the purposes of this announcement) respectively. Both the historical figures and the Proposed Cap refer to the maximum daily outstanding balances during the term of the Framework Agreement, and are not cumulative in nature.

In respect of Categories (b), (c) and (e) referred to above, no fees or charges were required to be paid by the Group to CNOOC Finance in respect of such services during the three years ended 31 December 2006, and the Company expects that the aggregate fees and charges payable by the Group to CNOOC Finance in respect of these categories of continuing connected transactions will not be, on an annual basis, more than the de minimis threshold of 0.1% calculated under Rule 14A.31(2)(a) of the Listing Rules during the term of the Framework Agreement.

Continuing Connected Transactions exempted from reporting, announcement and independent shareholders' approval requirements

Under the Listing Rules, the continuing connected transactions involving the provision of loans to the Group by CNOOC Finance (excluding entrustment loans referred to in Category (e) above) are exempted from the reporting, announcement and independent shareholders' approval requirements as these constitute financial assistance provided by a connected person for the benefit of the Group on normal commercial terms where no security over the assets of the Group is granted in respect of the financial assistance.

Under the Listing Rules, the following Continuing Connected Transactions are exempted from the reporting, announcement and independent shareholders' approval requirements, as each of the percentage ratios (other than the profits ratio), where applicable, in relation to these categories is, on an annual basis, expected to be less than 0.1% under Rule 14A.31(2)(a) of the Listing Rules:

•	settlement services;

•	commercial notes discounting services; and

•	the arrangement of entrustment loans between the Company and its subsidiaries, whereby CNOOC Finance serves as a financial agency through which funds of the Company and its subsidiaries may be channelled for use by other members of the Group.

Disclosure and Independent Shareholders’ approval requirements for Deposit Services

Under the Listing Rules, the Deposit Services (including the Proposed Cap) are subject to reporting, announcement and Independent Shareholders’ approval requirements. The Company will seek Independent Shareholders’ approval at the EGM for the Deposit Services (including the Proposed Cap) on the condition that:

(a)	the maximum daily outstanding balance of deposits (including accrued interest) placed by the Group with CNOOC Finance (excluding deposits for the purpose of extending entrustment loans referred to in Category (e) above) shall not exceed the Proposed Cap;

(b)	(i)	the Deposit Services will be entered into in the usual and ordinary course of businesses of the Group and either (A) on normal commercial terms or (B) if there is no available comparison, on terms no less favourable to the Group than terms available from independent third parties; and

	(ii)	the Deposit Services will be entered into in accordance with the Framework Agreement and on terms that are fair and reasonable and in the interests of the Shareholders as a whole.

The Company will comply with relevant provisions of the Listing Rules in relation to the Deposit Services (including the Proposed Cap).

B. APPROVAL BY INDEPENDENT SHAREHOLDERS

As CNOOC indirectly owns an aggregate of approximately 66.41% of the issued share capital of the Company, the Deposit Services and the Proposed Cap are subject to approval by the Independent Shareholders under the Listing Rules. In view of the interests of CNOOC held indirectly through OOGC and CNOOC BVI, they and their respective associates will abstain from voting in relation to the resolutions approving the Deposit Services (including the Proposed Cap).

An Independent Board Committee has been formed to advise the Independent Shareholders in relation to the Deposit Services (including the Proposed Cap). ICEA has been appointed as the independent financial adviser by the Independent Board Committee to advise the Independent Board Committee and Independent Shareholders in relation to the Deposit Services (including the Proposed Cap).

C. GENERAL

The principal business activity of the Company is investment holding. The Group principally engages in the exploration, development, production and sales of crude oil and natural gas and other petroleum products.

A circular containing further information relating to the Continuing Connected Transactions, a letter from the Independent Board Committee, a letter of advice from ICEA, the Independent Financial Adviser, together with a notice to convene the EGM to approve the Deposit Services (including the Proposed Cap) will be despatched to Shareholders as soon as practicable.

D. DEFINITIONS

“Associate” “Board”	has the meaning ascribed to it in the Listing Rules the board of Directors of the Company

“CBRC”	China Banking Regulatory Commission

“CNOOC”	China National Offshore Oil Corporation , the controlling shareholder of the Company indirectly holding approximately 66.41% of all of the Shares in issue as at the date hereof

“CNOOC BVI”	CNOOC (BVI) Limited, a company incorporated in the British Virgin Islands with limited liability, a wholly-owned indirect subsidiary of CNOOC and the controlling shareholder of the Company

“CNOOC China”	CNOOC China Limited, a wholly foreign-owned enterprise established under the laws of the PRC, which is wholly owned by the Company

“CNOOC Engineering”	Offshore Oil Engineering Co., Ltd. , a joint stock limited liability company incorporated in the PRC and listed on the Shanghai Stock Exchange, and a subsidiary of CNOOC

“CNOOC Finance”	CNOOC Finance Corporation Limited , a limited liability company incorporated in the PRC and a subsidiary of CNOOC

“CNOOC Group”	CNOOC and its subsidiaries (excluding the Group)

“CNOOC Oil & Gas Utilization”	CNOOC Oil & Gas Development and Utilization Company , a PRC State-owned enterprise and a subsidiary of CNOOC

“Continuing Connected Transactions”

the continuing connected transactions between the Group and CNOOC Finance as set out in the section headed “Provision of financial services by CNOOC Finance to the Group” in this announcement and to be entered into from time to time pursuant to the Framework Agreement

“Company”	CNOOC Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange and the New York Stock Exchange

“Deposit Services”

the continuing connected transactions involving the provision of deposit services by CNOOC Finance to the Group as set out in the section headed “Provision of financial services by CNOOC Finance to the Group” in this announcement and to be entered into from time to time pursuant to the Framework Agreement

“Director(s)” “EGM”	director(s) of the Company as at the date of this announcement an extraordinary general meeting of the Company to be held to approve the Deposit Services (including the Proposed Cap)

“Framework Agreement”	the Framework Agreement dated 28 February 2007 between the Company and CNOOC Finance in relation to the Continuing Connected Transactions

“Group” “Hong Kong” “Independent Board Committee”

the Company and its subsidiaries

the Hong Kong Special Administrative Region of the PRC

the independent committee of the Board comprising of Dr. Edgar W.K. Cheng, Mr. Sung Hong Chiu, Mr, Evert Henkes, Professor Lawrence J. Lau and Mr. Tse Hau Yin, Aloysius, being the independent non-executive Directors, established for the purpose of advising the Independent Shareholders in respect of the Deposit Services and the Proposed Cap, with Mr. Sung Hong Chiu acting as the Chairman

“Independent Financial Adviser” or ICEA

ICEA Capital Limited, a corporation registered under the transitional arrangement of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) to carry out type 1 (dealings in securities) and type 6 (advising on corporate finance) regulated activities, is the independent financial adviser to the Independent Board Committee and the Independent Shareholders with regard to the Deposit Services and the Proposed Cap

“Independent Shareholders” “Listing Rules”	Shareholders of the Company other than CNOOC and its associates the Rules Governing the Listing of Securities on the Stock Exchange (as amended from time to time)

“OOGC”	Overseas Oil and Gas Corporation., Ltd, a company incorporated in Bermuda with limited liability and a wholly-owned subsidiary of CNOOC

“PBOC” “PRC”	the People’s Bank of China, the central bank of the PRC the People’s Republic of China, excluding for the purpose of this announcement, Hong Kong, Macau and Taiwan

“Proposed Cap”

the proposed maximum daily outstanding balance of deposits (including accrued interest) placed by the Group with CNOOC Finance (excluding the deposits for the purpose of extending entrustment loans referred to in Category (d) above) during the term of the Framework Agreement

“RMB” “Shares” “Shareholder(s)” “Stock Exchange” “Waiver”

Renminbi, the lawful currency of the PRC

share(s) of HK$0.02 each in the share capital of the Company registered holder(s) of shares in the Company

The Stock Exchange of Hong Kong Limited

the waiver granted by the Independent Shareholders of the Company to the Company in respect of the continuing connected transactions between the Group and CNOOC Finance, subject to the conditions set out in the circular of the Company dated 8 April 2004

As at the date of this announcement, the Board comprises of:

Executive Directors	Independent Non-executive Directors
Fu Chengyu (Chairman)	Edgar W.K. Cheng
Zhou Shouwei	Sung Hong Chiu
Wu Guangqi	Evert Henkes
Yang Hua	Lawrence J. Lau
Tse Hau Yin, Aloysius
Non-executive Directors
Luo Han
Cao Xinghe
Wu Zhenfang

By Order of the Board
CNOOC Limited
Victor Zhikai Gao
Company Secretary

Hong Kong, 28 February 2007